Designated Filer:  Feinberg, Larry N.
Issuer & Ticker Symbol:  Vermillion, Inc. (VRML)
Date of Event Requiring Statement:  August 31, 2017

Explanation of Responses
(1)
The Oracle Funds (as defined below) beneficially own 9,825,289 shares of Common Stock. Oracle Partners, L.P. (“Oracle Partners”) is the record beneficial owner of 5,673,754 shares of Common Stock.  Oracle Ten Fund Master, LP (“Oracle Ten Fund”) is the record beneficial owner of 2,595,980 shares of Common Stock.  Oracle Institutional Partners, L.P. (“Oracle Institutional Partners”) is the record beneficial owner of 1,555,555 shares of Common Stock. Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners shall collectively be referred to herein as the “Oracle Funds”.  Mr. Feinberg is the managing member of Oracle Associates, LLC (“Oracle Associates”), which in turn is the general partner of each of the Oracle Funds.  Mr. Feinberg is also the sole shareholder, director and president of Oracle Investment Management, Inc. (“Investment Manager”), which in turn is the investment manager of Oracle Ten Fund.  Because Investment Manager has investment discretion over Oracle Ten Fund, it has voting and dispositive power over the shares held by Oracle Ten Fund. Because Mr. Feinberg is the sole shareholder, director and president of Investment Manager and the managing member of Oracle Associates and Oracle Associates is the general partner of the Oracle Funds, they have voting and dispositive power over the shares held by the Oracle Funds.  The foregoing is not an admission by Mr. Feinberg, Oracle Associates or Investment Manager that is the beneficial owner of the shares held by the Oracle Funds, and each disclaims beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.

(2)
To the extent that any part of this warrant was not exercised by August 31, 2017, the exercise price of the warrant would have reverted to $2.00 per share and the warrant would have expired on December 23, 2017.

(3)
Oracle Partners is the record beneficial owner of a warrant to acquire 463,298 shares of Common Stock. Because Mr. Feinberg is the managing member of Oracle Associates and Oracle Associates is the general partner of Oracle Partners, they have voting and dispositive power over the shares held by Oracle Partners. The foregoing is not an admission by Mr. Feinberg or Oracle Associates that it is the beneficial owner of the shares held by Oracle Partners, and each disclaims beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.

(4)
Solely for purposes of Section 16 of the Securities Exchange Act, each of the Oracle Funds, and Oracle Associates, the Investment Manager and Mr. Feinberg, by virtue of their control over the Oracle Funds, may be deemed to be directors-by-deputization by virtue of the Oracle Funds’ contractual right to designate a member of the board of directors of Vermillion, Inc. Eric Varma, a partner of  the Investment Manager, is a member of Vermillion, Inc.’s board of directors.